AGENIX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

07027711

SEC#82-5258

SEC MAIL PROCESSING SECTION RECEIVED OCT 24 2007 WASH. D.C. 160

SUPPL

16 October 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 16 October 2007.

We are providing a copy of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
NOV 07 2007
THOMSON FINANCIAL

Erica Headlam
Assistant Accountant

AGENIX

Company Announcement

16 October 2007

Agenix formalizes secondary distribution arrangements for anti-HBV drug

Receives minimum order for 12 months of RMB28 million (A$4.1 million)

Sinopharm Medicine Holding Co., Ltd ("Sinopharm"), China's largest pharmaceutical distribution company, has entered into an agreement with Agenix Bio-Pharmaceutical (Shanghai) to distribute YouHeDing, Agenix's anti-hepatitis B virus ("anti-HBV") drug, in secondary regional areas in China.

Sinopharm has provided a letter of intent to acquire no less than 400,000 bottles of YouHeDing with an order value of approximately RMB28 million (A$4.1 million) within 12 months.

The above order represents the secondary marketing method of YouHeDing. The primary method will be through Agenix's own direct sales force which is being established to service China's key infectious disease hospitals. Agenix has already established sales and marketing teams in Shanghai, Beijing and GuangZhou. A further representative office is planned for Chonqing. Total sales and marketing staff in China currently numbers 26 and this will grow to 50 over the next few months.

Sinopharm is a large-scale national medical enterprise with a registered capital of over RMB 1 billion (A$147.5 million). Its core business is nationwide distribution of medicinal products, including pharmaceuticals, chemical reagents and medical instruments. Sinopharm has a marketing network covering over 6,000 hospitals.

Agenix CEO and Managing Director, Mr. Neil Leggett, stated: "The distribution arrangement with Sinopharm is an important step in YouHeDing's sales and marketing rollout. However, Agenix Bio-Pharmaceutical (Shanghai) CEO, Mr. Jonathan Zhang, and his team are doing an outstanding job in establishing our direct sales force in China, which is the main method we will adopt to sell our drug. We are projecting that revenue from YouHeDing will rise to over RMB320 million (A$47.2 million) per annum as the sales and marketing network is rolled out over the next few years."

"The potential market for our drug is huge. China has over 130 million HBV carriers and 30 million – 40 million chronic HBV patients," Mr. Leggett said.

Agenix announced, on 02 October 2007, that a New Drug Approval for YouHeDing was received from the State Food and Drug Administration of the People's Republic of China ("SFDA).

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For more information contact:

Mr. Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 408 151 270

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical Ltd and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval, announced on 02 October 2007. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labeled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Preparation is underway for commencement of a Phase II pulmonary embolism clinical trial in the United States and Canada. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

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